BML Capital Management, LLC

65 E Cedar, Suite 2, Zionsville, IN 46077

January 30th, 2025

Board of Directors and Shareholders
Aadi Biosciences, Inc.
17383 Sunset Boulevard Suite A250
Pacific Palisades, CA 90272

Dear Board Members and Fellow Shareholders,

I am writing to you on behalf of BML Investment Partners, L.P., the owner of 2,100,000 shares, or 8.5% of total shares outstanding. In addition, I personally own an additional 335,000 shares for a total of 2,435,000, or 9.9% of shares outstanding.

I am stunned at the total disregard for shareholder’s interest displayed by the Aadi Board, as outlined in the January 21, 2025 proxy statement.

The filing clearly displays several instances where the Board was presented with excellent value-creating options but subsequently decided to do the opposite. For instance, the Board considered a sale of the company that would have returned over $5 per share to shareholders but instead decided to retain the money from the FYARRO sale and pursue a portfolio of risky pre-clinical assets. Second, its financial advisor warned multiple times that the appetite of prospective investors for the proposed PIPE deal was very low and therefore not likely to be done at a fair price, but the Board plowed ahead anyway. Third, the Board allowed itself to be strong-armed by outside investors into publicly announcing the PIPE simultaneously with the FYARRO sale when the obvious thing to do was to announce the sale well before any financing deal. And finally, by allowing insiders who’ve been offered a sweetheart PIPE deal to participate in the upcoming vote to approve that very PIPE, the Board has introduced a highly problematic conflict of interest that virtually guarantees an outcome detrimental to outside holders.

Clearly, this is a Board and management team more concerned with keeping their jobs than maximizing shareholder value, and one that will go to any length to remain in power.

Let’s examine the evidence.

On October 17, 2024, the Aadi Board had an offer from Kraken on the table to buy the entire company that valued its FYARRO business at $80 million on a “cash-free, debt-free” basis, that management felt would result in total proceeds to shareholders of between $4.38 and $4.74.

From the January 21,2025 proxy statement:

Aadi’s management also presented and discussed with the PIPE Pricing Committee: (i) an updated dissolution model (assuming an estimated value of $80 million for the sale of the FYARRO business) and related key assumptions (including those related to the estimated winddown period and operating expenses during such period), noting estimated cash dissolution per share values of $3.68 and $3.32, assuming initial distribution amounts of 75% and 50%, respectively, of Aadi’s cash following the sale of the FYARRO business; (ii) an analysis of the initial bid from Kaken Parent, which was an offer to acquire all of the outstanding shares of Aadi for $80 million on a cash free, debt free basis (or an estimated $4.38 to $4.74 per share, depending on projected cash ranges of $40 million to $50 million at year end), as well as the subsequent and most recent bid from Kaken Parent to purchase Aadi Sub for $85 million on a cash free, debt free basis …

The winning bid for FYARRO ended up being $20 million higher than the original $80 million estimate, resulting in an additional roughly $0.73 per share on top of the above-referenced estimates. All in, shareholders stand to make a return north of 130% on the pre-deal stock price if management would have chosen to sell all of Aadi.

But, as we know, it didn’t, and now shareholders are asked to approve a 150% dilution at a price roughly 53% below the low end of the above estimates. Shareholders are asked to approve this highly destructive PIPE deal even as Aadi’s banker warned the Board that the appetite for such a deal among investors was extremely low!

From the January 21, 2025 Proxy Statement:

The PIPE Pricing Committee and representatives of Jefferies further discussed the foregoing matters and also, among other things, the reported difficulty of pricing the PIPE Financing close to the estimated dissolution value due to the preclinical stage of the ADC Programs…

This language was repeated several times in the filing, indicating the Board had ample warning about weak investor demand for this deal.

Yet the Board was so intent on “validating” such an obviously bad deal that, in addition to the terrible pricing, it allowed itself to be bullied into announcing the PIPE transaction simultaneously with the asset sale, when the obvious thing to do would have been to announce the $100 million asset sale, let the market digest the new information, then to price the PIPE based on what the market thought was an appropriate valuation with $100 million in gross cash (or, about $3.45 per share assuming $95 million in net proceeds) added to Aadi’s balance sheet.

From the January 21, 2025 Proxy Statement:

The PIPE Pricing Committee deliberated regarding the foregoing matters and also, among other things, regarding the potential of disclosing the divestiture of FYARRO in advance of the PIPE Financing and License Agreement, and related risks (including, particularly, the difficulty of holding the investor syndicate together for the PIPE Financing if the sale of the FYARRO business and the PIPE Financing were not signed and announced simultaneously); the evaluation of the price of the PIPE Financing as a discount to the estimated dissolution value or the estimated price per share in Kaken Parent’s initial offer to purchase all of the outstanding shares of Aadi (i.e., not as a premium to the then-current market price because the market was unaware of material information related to the sale of the FYARRO business); the difficulty of negotiating a higher price for the PIPE Financing in light of the demand to date from a limited number of investors, all of whom were considered important to include in the syndicate; potential stockholder reaction and litigation risk related to the PIPE Financing; the fiduciary duties of Aadi’s board of directors and the PIPE Pricing Committee related to the PIPE Financing, in particular due to the fact that director-affiliated funds and potentially other insiders intended to participate in the PIPE Financing (but had not been involved in pricing negotiations, which were being led by independent third-party lead investors).

The December 22, 2024 press release announcing the sale and PIPE deal states: “The financing underscores the confidence our investors have in both the potential of this portfolio and the strength of Aadi’s management team”. Left unmentioned was the fact that none of these investors were remotely interested in participating at anything near a fair price. Did the Board not consider that the “external validation” it sought with the PIPE deal wouldn’t amount to much validation at all if it had to give away two thirds of the company at half of dissolution value in order to attract investors?

Lastly, BML estimates that insiders who control over 30% of currently outstanding shares are participating in the proposed PIPE (at a price of $2.40, or less than half of the Board’s estimate of dissolution value) and therefore are very motivated to approve a deal that materially damages the rest of the shareholder base. To our knowledge there’s been no indication that these owners will be excluded from the vote to approve the PIPE, even though their participation is a massive conflict of interest that virtually assures this terrible deal passes. At a minimum, this is highly unscrupulous. It’s also in direct conflict with the Board’s fiduciary duty to existing shareholders, and perhaps may not even be in accordance with Delaware law. As such, BML is carefully examining its options and will do everything in its power to stop one of the worst and most destructive PIPE deals it’s ever seen.

The best and only sensible outcome here is for Aadi to consummate the FYARRO sale to Kraken in the most shareholder-friendly way possible – whether it be a sale of the entire company or an asset sale - then stop there. The ADC portfolio and the PIPE deal are clearly not in shareholders’ best interests. If the PIPE even gets to a vote, shareholders should mark their ballots NO.

Sincerely,

Braden M. Leonard